UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evaxion Biotech A/S

(Name of Issuer)

Ordinary Shares, DKK 1 nominal value per share

(Title of Class of Securities)

29970R204**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares, each representing ten Ordinary Shares, DKK 1 nominal value per share. No CUSIP number has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29970R204	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Merck & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,720,588 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,720,588 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,720,588 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
Consists of (a) 5,422,794 ordinary shares, DKK 1 nominal value per share (“Ordinary Shares”) of Evaxion Biotech A/S (the “Issuer”) (represented by 542,279 American Depositary Shares (“ADSs”), rounded down to the nearest whole ADS) and (b) warrants to purchase 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS) (“Private Placement Warrants”), in each case held by Merck Global Health Innovation Fund, LLC (“MGHIF”), an indirect wholly owned subsidiary of Merck & Co., Inc. (“Merck”). Each ADS represents ten (10) Ordinary Shares.

(2)
Percentage calculated using a denominator of 59,718,350 Ordinary Shares, reflecting (a) the 57,420,556 Ordinary Shares issued and outstanding as of September 30, 2024 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.

CUSIP No. 29970R204	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Merck Sharp & Dohme LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,720,588 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,720,588 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,720,588 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (a) 5,422,794 Ordinary Shares (represented by 542,279 ADSs, rounded down to the nearest whole ADS) and (b) Private Placement Warrants to purchase 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS), in each case held by MGHIF, a wholly owned subsidiary of Merck Sharp & Dohme LLC (“MSD”). Each ADS represents ten (10) Ordinary Shares.

(2)
Percentage calculated using a denominator of 59,718,350 Ordinary Shares, reflecting (a) the 57,420,556 Ordinary Shares issued and outstanding as of September 30, 2024 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.

CUSIP No. 29970R204	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Merck Global Health Innovation Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,720,588 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,720,588 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,720,588 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (a) 5,422,794 Ordinary Shares (represented by 542,279 ADSs, rounded down to the nearest whole ADS) and (b) Private Placement Warrants to purchase 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS), in each case held by MGHIF. Each ADS represents ten (10) Ordinary Shares.

(2)
Percentage calculated using a denominator of 59,718,350 Ordinary Shares, reflecting (a) the 57,420,556 Ordinary Shares issued and outstanding as of September 30, 2024 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.

CUSIP No. 29970R204	13G/A	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Evaxion Biotech A/S

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Dr. Neergaards Vej 5F 2970 Hørsholm Denmark

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of the following:

	i.	Merck & Co., Inc. (“Merck”);

	ii.	Merck Sharp & Dohme LLC (“MSD”), which is a wholly owned subsidiary of Merck; and

	iii.	Merck Global Health Innovation Fund, LLC (“MGHIF”), which is a wholly owned subsidiary of MSD and an indirect wholly owned subsidiary of Merck.

Merck, MSD and MGHIF are collectively referred to in this Schedule 13G/A as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

	i.	The address of the principal business office for Merck is: 126 East Lincoln Avenue, Rahway, NJ 07065.

	ii.	The address of the principal business office of MSD is: 126 East Lincoln Avenue, Rahway, NJ 07065.

	iii.	The address of the principal business office of MGHIF is: 126 East Lincoln Avenue, Rahway, NJ 07065.

Item 2(c)	Citizenship:

	i.	Merck is a New Jersey corporation.

	ii.	MSD is a New Jersey limited liability company.

	iii.	MGHIF is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, DKK 1 nominal value per share.

Item 2(e)	CUSIP Number:

29970R204

Item 3.	Statement Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c):

Not applicable.

CUSIP No. 29970R204	13G/A	Page 6 of 8 Pages

Item 4.	Ownership.

(a)-(c)
The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference. The holdings of Ordinary Shares reported herein are held in the form of American Depositary Shares (“ADSs”), each ADS representing ten (10) Ordinary Shares.

In addition, MGHIF directly holds warrants to purchase 312,500 ADSs representing 3,125,000 Ordinary Shares (the “Series A Warrants”). The Series A Warrants are immediately exercisable at the election of MGHIF, except that the Series A Warrants contain a provision (the “Beneficial Ownership Blocker”), which precludes the exercise of any portion of the Series A Warrants to the extent that, following any such exercise, MGHIF, together with its affiliates and other attribution parties, would beneficially own more than 9.99% of the Ordinary Shares outstanding (including Ordinary Shares underlying any ADSs). MGHIF is currently prohibited from exercising the Series A Warrants by virtue of the Beneficial Ownership Blocker.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 59,718,350 Ordinary Shares outstanding, reflecting (a) the 57,420,556 Ordinary Shares issued and outstanding as of September 30, 2024 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 229,779 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of the Private Placement Warrants held by MGHIF. As a result of the Beneficial Ownership Blocker, the information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto excludes the effect of the 312,500 ADSs representing 3,125,000 Ordinary Shares issuable upon the exercise of the Series A Warrants held by MGHIF.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The reported securities are owned directly by MGHIF, which is a wholly owned subsidiary of MSD. MSD is a wholly owned subsidiary of Merck. MSD and Merck are indirect beneficial owners of the reported securities.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 29970R204	13G/A	Page 7 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 6, 2024

MERCK & CO., INC.

/s/ Kelly Grez
Name:	Kelly Grez
Title:	Corporate Secretary

MERCK SHARP & DOHME LLC

/s/ Jon Filderman
Name:	Jon Filderman
Title:	Vice President

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

/s/ William Taranto
Name:	William Taranto
Title:	President & General Partner

CUSIP No. 29970R204	13G/A	Page 8 of 8 Pages

EXHIBIT INDEX
Exhibit	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 23, 2024).